SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             FORM U-1

              APPLICATION/DECLARATION WITH RESPECT TO
                  PROPOSED AMENDMENT OF A CREDIT
                FACILITY FOR NUCLEAR FUEL FINANCING

                               Under

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

              THE CONNECTICUT LIGHT AND POWER COMPANY
                         107 Selden Street
                     Berlin, Connecticut 06037

              WESTERN MASSACHUSETTS ELECTRIC COMPANY
                         107 Selden Street
                     Berlin, Connecticut 06037
       (Name of companies filing this statement and address of
                    principal executive offices)

                       NORTHEAST UTILITIES
             (Name of top registered holding company)

                        Robert P. Wax, Esq.
          Vice President, Secretary and General Counsel
                Northeast Utilities Service Company
                           P.O. Box 270
                 Hartford, Connecticut 06141-0270
              (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

David R. McHale                         Jeffrey C. Miller, Esq.
Assistant Treasurer                     Northeast Utilities Service Company
Northeast Utilities Service Company     P.O. Box 270
P.O. Box 270                            Hartford, Connecticut 06141-0270
Hartford, Connecticut 06141-0270

                     Paula Lacey Herman, Esq.
                      Day, Berry & Howard
                         CityPlace I
                  Hartford, Connecticut 06103-3499


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ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION



     1.   The Connecticut Light and Power Company ("CL&P") and Western

          Massachusetts Electric Company ("WMECO"), (together, the

          "Applicants"), each an electric utility subsidiary of Northeast

          Utilities ("NU"), a registered holding company under the Public

          Utility Holding Company Act of 1935 (the "Act"), hereby submit a

          Declaration/Application to the Commission pursuant to the Act with respect to proposed modifications of a credit facility for nuclear fuel financing previously approved by the Commission by its order dated January 23, 1992  in File No. 70-7875 (HCA

          Release No. 35-25458).



     2.   The Applicants have joint ownership interests in three nuclear electric generating units located at Millstone Point in

          Waterford, Connecticut.  CL&P and WMECO have approximately an

          81.221% and 18.779% (aggregating 100%) ownership interest,

          respectively, in Millstone Unit Nos. 1 and 2.  CL&P and WMECO

          have a 52.933% and 12.239% (aggregating 65.172%) ownership interest, respectively, in Millstone Unit No. 3 ("Millstone 3").

          Millstone Unit No. 1 ("Millstone 1") has a capacity of

          approximately 659,500 kw and was placed in operation in 1970.

          Millstone Unit No. 2 ("Millstone 2") has a capacity of

          approximately 862,000 kw and was placed in operation in 1975.

          Millstone 3 has a capacity of approximately 1,146,000 kw and was placed in operation in 1986.



     3.   In order to provide a single, comprehensive, efficient framework for the financing of nuclear fuel through the burn-up stage of the nuclear fuel cycle for Millstone 1 and Millstone 2, as well as the Applicants' approximately 65.172% ownership interest in the nuclear fuel for Millstone 3, the Applicants entered into arrangements with Bankers Trust Company, not in its individual capacity but solely as trustee (the "Trustee") of the Niantic Bay

          Fuel Trust (the "Trust") which was specially created for the purpose of such financing pursuant to a Trust Agreement between

          The Connecticut Bank and Trust Company, as trustor, the Trustee and CL&P, WMECO and The Hartford Electric Light Company (which merged with and into CL&P on June 30, 1982), as beneficiaries,

          dated as of January 4, 1982, as amended and restated by the

          Amendment to and Restatement of Trust Agreement dated as of

          February 11, 1992 (the "Trust Agreement") between it, State

          Street Bank and Trust Company of Connecticut, National

          Association (which is the successor trustor to the New

          Connecticut Bank and Trust Company, National Association, as

          assignee of the Federal Deposit Insurance Corporation, as

          receiver of The Connecticut Bank and Trust Company, National

          Association), as trustor (the "Trustor"), and CL&P and WMECO, as beneficiaries.  Pursuant to a Nuclear Fuel Lease Agreement (the

          "Lease Agreement") dated as of January 4, 1982, as amended and restated by the Amendment to and Restatement of Nuclear Fuel

          Lease Agreement dated as of February 11, 1992, between CL&P and

          WMECO, The Hartford Electric Light Company, and the Trustee, the

          Applicants have assigned to the Trustee all of their right,

          title, and interest in and to all or part of certain nuclear fuel contracts and nuclear fuel.  Under the Lease Agreement, the

          Trustee, in turn, has agreed to either reimburse the Applicants for payments made to contractors under the assigned nuclear fuel contracts or to make such payments directly to the contractors.



     4.   Upon making a payment with respect to nuclear fuel, the Trustee acquires title to such nuclear fuel and the related nuclear fuel contract rights (or under certain circumstances related to enrichment contracts with the United States Government, the right to acquire title in the future).  The Lease Agreement obligates the Trustee to finance the nuclear fuel for the entire period through acquisition and processing of uranium, fabrication of the fuel assemblies, delivery of such fuel assemblies to the plant site, and the insertion and use of such assemblies in the

          reactors.  Prior to the insertion of fuel into a reactor, finance charges and administrative expenses are capitalized and added to the Trustee's investment in the fuel.  When the fuel is inserted in the reactor and heat production begins, the Lease Agreement requires the Applicants to pay the Trustee quarterly lease payments which are structured to fully amortize the cost of the fuel as it is burned up in the reactor.  Under Section 5 of the

          Lease Agreement, the Applicants' obligation to lease the fuel and to make such lease payments to the Trustee is absolute and unconditional and is not subject to any right of setoff,

          counterclaim, recoupment, defense, abatement, suspension,

          deferment or reduction.



     5.   By its orders in File No. 70-6639 dated December 30, 1981 and May

          19, 1982 (HCA Release Nos. 22342 and 22501, respectively), the

          Commission gave necessary approvals for, among other things, the formation of the Trust, the assignment of nuclear fuel and nuclear fuel contracts, and the financing for acquisition of nuclear fuel, including approval for (i) the issuance by the

          Trust of intermediate term notes in an aggregate outstanding principal amount not to exceed $300,000,000 at any one time, and

          (ii) the sale of the Trust's commercial paper notes, backed by an irrevocable master letter of credit issued by The First National

          Bank of Boston ("FNBB") and borrowing under revolving credit loans from FNBB pursuant to a credit agreement dated as of

          January 4, 1982 between the Trustee and FNBB, in a combined aggregate principal amount not to exceed $230,000,000.



     6.   By its order in File No. 70-7875 dated January 23, 1992 (HCA

          Release No. 35-25458), the Commission gave necessary approvals for, among other things, the substitution of a $230,000,000 revolving credit facility (the "Facility") with a syndicate of banks to replace the prior revolving credit facility with FNBB in the same amount and, in connection therewith, a credit agreement

          (the "Credit Agreement") dated as of February 11, 1992, as amended pursuant to a First Amendment dated as of April 30, 1993 and a Second Amendment dated as of May 12, 1995, with Bankers

          Trust Company, each of the financial institutions party thereto,

          and the First National Bank of Chicago (the "Agent"), as agent for such financial institutions (as so named and as it may have been otherwise supplemented or modified through the date hereof).

          Such approval extended through December 31, 1998.



     7.   Under the Credit Agreement, each participating bank is severally responsible for making advances (each, a "Ratable Advance") in an amount not to exceed the amount of its commitment, ratably in proportion to the aggregate commitment of all the participating banks.  Each Ratable Advance bears interest at a rate selected by the Trustee, as directed by the Applicants, from among three options: (i) the Eurodollar Rate plus an increment which shall not exceed 0.50%, (ii) a Fixed CD Rate plus an increment which shall not exceed 0.875%, or (iii) a Floating Rate equal to the higher of (a) a rate based on the overnight federal funds rate,

          plus 0.50% and (b) the Agent's corporate base rate.  The Credit

          Agreement provides for an initial term of three years and for successive extensions in one-year increments upon the request of the Applicants and the consent of all the banks.



     8.   The Facility is presently scheduled to mature on February 19,

          1998.  The Applicants seek the Commission's approval for the

          Trust to pay additional fees and interest under the Facility so that it can be extended for nine months through November 19, 1998 and seek extension of the Commission's authorization through

          December 31, 2003.  The amount which the Applicants are presently seeking from the banks under the Facility will be up to

          $100,000,000.  This is an amount which is realistic in light of the Applicants' current financial and operational conditions,

          including outages at the Millstone nuclear plants, but may have to be increased after the Millstone units are placed back in operation up to any amount not exceeding the $230,000,000

          presently authorized.  It is expected that a more permanent restructuring of the Facility may occur after the Millstone units begin to return to service in 1998.  In the interest of greater financial flexibility, the Applicants seek the Commission's approval to effect future extensions for any intervals of up to two years through December 31, 2003 with the consent of the banks and with terms at least as favorable as those approved by the

          Commission herein with respect to interest rates.



     9.   The proposed amendment would (i) increase the maximum spread over the Eurodollar Rate from 0.50% to 1.625%, (ii) increase the maximum spread over the  Fixed CD Rate from 0.875% to 1.75% and

          (iii) under the second Floating Rate option, provide for an increase from the Agent's corporate base rate to a spread of

          0.50% per annum over the Agent's corporate base rate.  The higher interest rates reflect the lower credit ratings of the Companies,

          which in turn reflect the Millstone outages, the electric utility restructuring initiatives in Connecticut and Massachusetts and general market perceptions of the risk of electric utilities in general and nuclear operations in particular.



     10.  Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO")

          as defined in Sections 32 and 33 of the Act, or (b) now is or as

          a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or

          construction contract with an EWG or a FUCO.  None of the

          proceeds from the transactions proposed herein will be used by the NU system companies to acquire any securities of, or any interest in, an EWG or a FUCO.



     The NU system is in compliance with Rule 53(a), (b), and (c), as demonstrated by the following determinations:



     (i) NU's aggregate investment in EWGs and FUCOs (i.e., amounts invested in or committed to be invested in EWGs and FUCOs, for which there is recourse to NU) does not exceed 50% of the NU system's consolidated retained earnings as reported for the four most recent quarterly periods on NU's Form 10-K and 10-Qs.  At September 30, 1997,

     the ratio of such investment ($78 million) to such consolidated retained earnings ($702 million) was 11.1 percent.



     (ii) Central Termica San Miguel de Tucuman, S.A., Ave Fenix and

     Plantas Eolicas, S.A. (NU's only EWGs or FUCOs at this time) maintain books and records, and prepares financial statements in accordance with Rule 53(a)(2).  Furthermore, NU has undertaken to provide the

     Commission access to such books and records and financial statements,

     as it may request.



     (iii) No employees of the NU system's public utility companies have rendered services to the EWGs/FUCOs.



     (iv) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and

     (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of the

     NU system public utility companies.



     (v) Neither NU nor any NU subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding.  In addition, although NU's average consolidated retained earnings ("CREs") for the four most recent quarterly periods has decreased by 10% or more from the average for the previous four quarterly periods (at 9/30/96, NU's CREs were $941 million; at 9/30/97, NU's CREs were $702 million), NU's aggregate investment in EWGs/FUCOs at such date ($78 million) did not exceed two percent of NU's consolidated capital invested in utility operations

     ($133.7 million).



     (vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in Encoe Partners, unless such losses did not exceed 5 percent of NU's consolidated retained earnings.



ITEM 2.   FEES, COMMISSIONS, AND EXPENSES



     11.  The Companies will pay the following fees in connection with the proposed amendment of the Facility: (i)  a maximum commitment fee on the average unused commitment equal to 0.50% per annum, (ii)

          an amendment fee equal to 0.375% of the total commitment, (iii)

          an arrangement fee of $250,000, (iv) an annual administration fee of $5,000, (v) legal fees of approximately $45,000 and (vi)

          Northeast Utilities Service Company (NUSCO) expenses of

          approximately $10,000.



     12.  None of such fees, commissions or expenses is to be paid to any associate company or affiliate of the Applicants, except for financial and other services to be performed at cost by NUSCO, an affiliated service company.



ITEM 3.   APPLICABLE STATUTORY PROVISIONS



     13.  Sections 6(a), 7, 9(a)(1), 10, and 12(d) of the Act and the

          related regulations of the Commission are or may be applicable to the modifications to the Facility as herein proposed.



ITEM 4.   REGULATORY APPROVAL



     14.  CL&P and WMECO have requested that the Connecticut Department of

          Public Utility Control ("DPUC"), pursuant to Section 16-43 of the

          Connecticut General Statutes, approve the modifications described herein.  WMECO has petitioned the Massachusetts Department of

          Telecommunications and Energy ("DTE"), pursuant to Section 17A of

          Chapter 164 of the Massachusetts General Laws, for approval of the modifications described herein.  A copy of the request to the

          DPUC has been filed herewith as Exhibit D.1.  A copy of the petition to the DTE has been filed herewith as Exhibit D.2.  A copy of the DPUC's order approving the proposed modifications will be filed by amendment as Exhibit D.3.  A copy of the DTE's order approving the proposed modifications will be filed by amendment as Exhibit D.4.



     15.  No other consent or approval of any other State commission or any

          Federal commission (other than the Securities and Exchange

          Commission) is required for the amendments proposed herein.



ITEM 5.   PROCEDURE



     16.  In order to enable the Applicants to extend the Facility prior to its maturity on February 19, 1998, Commission action with respect to this Application is requested on or before January 21, 1998.



     17.  The Applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission and consent that the Division of Corporate Regulation may assist in the preparation of the Commission's findings and/or order and hereby request that the Commission's order become effective forthwith upon issuance.



ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS


     a.   EXHIBITS

          A. Form of Third Amendment to Credit Agreement dated as of November 13, 1997 with exhibits.

          B.1. Form of Nuclear Fuel Lease Agreement. (Incorporated by reference to Exhibit B.1. to Form U-1, File No. 70-7876 dated April 29, 1991).

          B.2. Form of Security Agreement and Assignment of Contracts. (Incorporated by reference to Exhibit B.2. to Form U-1, File No. 70-7876 dated April 29, 1991.)

          B.3.      Form of CP Note. (Incorporated by reference to Exhibit
                    B.3. to Amendment No. 1 to Form U-1, File No. 70-7876 dated November 27, 1991.)

          B.4. Form of Depositary Agreement. (See Exhibit K to Credit Agreement). (Incorporated by reference to Exhibit B.4. to Amendment No. 1 to Form U-1, File No. 70-7876 dated November 27, 1991.)

          B.5. Form of Dealer Agreement. (Incorporated by reference to Exhibit B.5. to Amendment No. 1 to Form U-1,
                    File No. 70-7876 dated November 27, 1991.)


          C.        Not Applicable.

          D.1. Application to Connecticut Department of Public Utility Control for approval of amendments proposed herein pursuant to Section 16-43 of the Connecticut General Statutes.

          D.2.      Petition to Massachusetts Department of
                    Telecommunications and Energy for approval of amendments proposed herein pursuant to Section 17A of Chapter 164 of the Massachusetts General Laws.

          D.3. Order of Connecticut Department of Public Utility Control approving amendments proposed herein pursuant to Section 16-43 of the Connecticut General Statutes. (To be filed by amendment.)

          D.4. Order of Massachusetts Department of Public Utilities approving amendments proposed herein pursuant to
                    Section 17A of Chapter 164 of the Massachusetts General Laws. (To be filed by amendment.)

          E.        Not applicable.

          F. Form of opinion of Day, Berry & Howard. (To be filed by amendment.)

          G.        Financial Data Schedules.  (To be filed by amendment.)
          H.        Form of Proposed Notice.

          I. Schedules of Fees, Commissions and Expenses. (To be filed by amendment.)


     b.   FINANCIAL STATEMENTS  (To be filed by amendment.)

          1.   The Connecticut Light and Power Company

               1.1 Balance Sheet, per books and pro forma, as of September 30, 1997.

               1.2 Statement of Income and Surplus, per books and pro forma, 12 months ended September 30, 1997.

          2.   Western Massachusetts Electric Company

               2.1 Balance Sheet, per books and pro forma, as of September 30, 1997.

               2.2 Statement of Income and Surplus, per books and pro forma, 12 months ended September 30, 1997.

          3.   Northeast Utilities and Subsidiaries

               3.1 Consolidated Balance Sheet, per books and pro forma, as of September 30, 1997.

               3.2 Consolidated Statement of Income and Surplus, per books and pro forma, 12 months ended September 30, 1997.


          There has been no material change, not in the ordinary course of business, in the balance sheets listed above since the date thereof.


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS



     a.   The proposed amendments affect only the arrangements for

          financing the nuclear fuel for Millstone 1, 2, and 3.  As such,

          they will have no environmental impact.  Therefore, the issuance by the Commission of an order with respect to this Application is not a major federal action significantly affecting the quality of the human environment and Section 102(2)(c) of the National

          Environmental Policy Act, 42 U.S.C. <section> 4232(2)(c), does not apply in connection with the proposed transaction.

     b.   No other federal agency has prepared or is preparing an

          environmental impact statement with respect to the proposed transaction.



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                             SIGNATURE



Pursuant to the requirements of the Public Utility Holding Company Act of

1935, each of the undersigned companies has duly caused this statement to be signed on its behalf by the undersigned officer or attorney thereunto duly authorized.



Date: December 10, 1997
                          NORTHEAST UTILITIES
                          THE CONNECTICUT LIGHT AND POWER COMPANY
                          WESTERN MASSACHUSETTS ELECTRIC COMPANY


                          By:    /S/DAVID R. MCHALE
                          David R. McHale
                          Assistant Treasurer